UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03010587

NO ACT
P.E 12·20·02
1-3619

February 18, 2003

Margaret M. Foran, Esq.
Vice-President Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act	1934
Section	
Rule	14A-8
Public Availability	2/18/2003

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

Dear Ms. Foran:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Pfizer by Dennis Breuel. We have also received a letter from the proponent dated December 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dennis Breuel
1161 Ridgefield Ave.
Point Pleasant, NJ 08742

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

December 20, 2002

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. Dennis Breuel*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc., a Delaware corporation ("Pfizer" or the "Company") intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Mr. Dennis Breuel (the "Proponent"). The Proposal seeks to have the Board of Directors (the "Board") of the Company "make all stock options to management and Board of Directors at no less than the highest stock price, adjusted for Stock splits," adding that "[t]he options shall contain a buyback provision by the company to limit extravagent [sic] gains." The Proposal and the Supporting Statement are attached hereto as Exhibit A.

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the bases set forth herein. I respectfully request the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement are excludable, or, in the alternative, require substantial revision.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or about March 13, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASES FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(3), because the Proposal is vague and indefinite and therefore potentially misleading;

II. Rule 14a-8(i)(3), because the Proposal and the Supporting Statement contain numerous false and misleading statements;

III. Rule 14a-8(i)(2) and Rule 14a-8(i)(6), because the Proposal may cause the Company to breach its existing contractual obligations; and

IV. Rule 14a-8(i)(1), because the Proposal concerns matters that are not a proper subject for shareholder action.

In Staff Legal Bulletin No. 14 ("SLB 14"), the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8 . . . ." As set forth below, because the Proposal has numerous elements that violate the Commission's proxy rules, the entire Proposal, including the supporting statement, is excludable.

ANALYSIS

I. The Proposal Is Vague and Indefinite And Thus It May Be Excluded Both Under Rule 14a-8(i)(3) for Violating Rule 14a-9 and Under Rule 14a-8(i)(6).

The Proposal and the Supporting Statement may properly be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal where the proposal or supporting statement are contrary to any of the Commission's proxy rules and regulations. The Proposal and Supporting Statement are so vague and indefinite that they violate Rule 14a-9's prohibition on false and misleading statements in proxy solicitation materials. In addition, because the Proposal and Supporting Statement are vague, they may also be omitted from the 2003 Proxy Materials under Rule 14a-8(i)(6) because the Company would be unable to determine what actions are required to be taken and thus lacks the power to implement the Proposal.

In *Occidental Petroleum Corporation* (avail Feb. 11, 1991), the Staff concurred that a proposal relating to a "buyback" of shares by the company could be excluded under Rule 14a-8(i)(3) when the proposal was so vaguely worded that shareholders and the company would not be able to implement the proposal. There, the Staff stated:

> There appears to be some basis for your position that the entire proposal may be excluded under paragraph (c)(3) of Rule 14a-8 as vague, indefinite and, therefore, potentially misleading. In arriving at this position the staff has noted that it is unclear exactly what action any shareholders voting for the proposal would expect the Company to take. Moreover, it is unclear what action the Company would be required to take if the proposal were adopted. The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.

Here, it would be impossible for the Company to implement the Proposal or for the Company's shareholders to understand what they would be voting for, because the Proposal is impossibly vague. The Proposal does not address a central policy issue, but instead sets forth several indistinct concepts without clear guidance of what is intended.

The first part of the Proposal states that the Board "make all stock options at no less than the highest stock price". Each element of this statement is unclear.

- By referring to "mak[ing] all stock options," it is unclear whether the Proposal addresses only future grants or additionally would require the Company to amend all stock options.

- The Proposal is unclear as to what is suppose to be "at no less than the highest stock price." It is unclear whether that is when options are to be granted, or what their exercise price is to be.

- If the Company sought to implement the Proposal, it would not know whether the reference to "the highest stock price" refers to the highest price at which the stock trades on the date that the Board seeks to "make all options" conform to the Proposal, the highest price at which the stock has ever traded prior to the date the Board acts or a price determined within a limited time in the past, or whether the Proposal requires some form of action that would take into account stock price highs reached by the Company's stock in the future.

The Staff has determined that similar vaguely-worded proposals are potentially misleading and therefore excludable. In *AT&T Corp.* (avail. Dec. 21, 2001), the Staff concurred that the company could exclude under Rule 14a-8(i)(3) a proposal providing for implementation of a "conditional award plan" for directors "until the company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably," where the company argued that each of the references in the proposal raised more questions than they answered. In *California Water Service Group* (avail. Feb. 8, 1999), the Staff concurred that a vague and indefinite proposal relating to preemptive rights could be excluded. As with the option proposal here, in *California Water* the proposal did not clarify the securities to which the preemptive rights were to apply, the price at which preemptive rights were to be implemented and the period during which they could be exercised. In *Abbott Laboratories* (avail. Jan. 29, 2002), the company argued that a proposal that would have prohibited certain compensation payments if the company "paid any fine in excess of ten millions [sic] dollars" was impermissibly vague because the reference to ten million dollar fines – as with the reference in the Proposal to "making options" at "the highest stock price" – was "entirely open-ended as to time." *See also Public Service Electric & Gas Co.* (avail. Jan. 13, 1978) (references to "average shareholder" and "average number of shares" sufficiently vague to permit exclusion).

The second part of the Proposal would require the Company's options to "contain a buyback provision by the company to limit extravagent [sic] gains." Neither the Proposal nor the Supporting Statement provide any useful guidance on the specifics of the referenced buyback provision. Paragraph 4 of the Supporting Statement states, "[t]he buyback provision will allow the company to repurchase the shares at a price where the cost to the shareholder can be determined. The price will reflect a normal return to the management if the goals are attained. This buyback provision is already established in the selling of bonds." This represents all of the guidance available to shareholders, in deciding whether to vote for the Proposal, and the Company, in implementing the Proposal (if passed).

No formula is provided for determining the buyback "price" other than that it will "reflect a normal return to the management if the goals are attained." As different people have different financial expectations, the term "normal return" is completely subjective and open to any number of interpretations, and is thus vague and misleading within the meaning of Rule 14a-9. In addition, the phrase "if the goals are attained" is vague and indefinite to the point that the Company would be unable to determine what actions should be taken. It is unclear (1) what "goals" the Proposal references, (2) whether the "buyback" is triggered by attaining these "goals," the stock reaching a certain price, or some other event, (3) who will set the "goals," and (4) whether the "price" will be a function of the level at which the goals are achieved.

As with the first part of the Proposal, this statement is vague as to whether it applies to both outstanding options currently held by executives and directors or only to options granted in the future. Likewise, as with the buyback proposal in *Occidental Petroleum* (avail. Feb. 11, 1991), the Proposal fails to address essential elements of what is intended with respect to option buybacks. As with the references in *AT&T Corp.* (avail. March 7, 2002) to "respectable levels of profitability," dividend increases and "considerable" share price increases, the Proposal's reference to limiting "extravagent [sic] gains" is vague and therefore misleading.

Thus, I believe the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any actions(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the actions(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). In addition, the Proposal may also be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail.").

II. The Supporting Statement Is False And Misleading In Violation of Proxy Rule 14a-9 And Thus May Be Excluded In Its Entirety Under Rule 14a-8(i)(3).

On a closely related point, I also believe that the Proposal may properly be omitted from Pfizer's 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains statements that are materially false and misleading in violation of Rule 14a-9. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading." In addition to the text of the Proposal being false and misleading because of its vagueness, the Supporting Statement also contains many false and misleading statement.

Note (b) to Rule 14a-9 states that "misleading" material includes that which "[d]irectly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." For example, unfounded assertions representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. *See, e.g.*, *MascoTech, Inc.* (avail. April 3, 2000) (statement that "[t]urnover [of directors] reduces the possibility of inbreeding—so prevalent historically at Masco companies—and provides sources of new ideas, viewpoints, and approaches" could be omitted under Rule 14a-8(i)(3)); *Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)). As discussed below, in light of the numerous ways in which the Supporting Statement is false and misleading, it is appropriate to exclude the entire Proposal.

- *Paragraph 1 of the Supporting Statement says, "[t]he options are exercisable at a stated price over 7 years. Based on the cost of money basis, this represents a significant discount paid by the recipient. The highest price will still allow for a discount and the incentive to perform as expected."*

These statements violate Rule 14a-9 because the shareholder has no basis for asserting that the term of the Company's options reflects a discount "based on the cost of money basis." In addition, because the statement incorporates the vague reference to "highest price," the statement is also impermissibly vague and therefore potentially misleading.

- *Paragraph 2 of the Supporting Statement says, "[t]he current system allows the management to be rewarded for poor performance because they would be allowed to purchase shares at a lower price. This is seen in the purchase of Warner Lambert. The management stated that shareholder value would be enhanced. What has the performance been?"*

The Proponent does not support his statement that the Company's existing options reward poor performance. In fact, if the Company's stock price declines because of poor performance after options are granted, those options have no value and management receives no benefits. The Proponent also fails to demonstrate any causal connection demonstrating a link between the price of management stock options and the Company's purchase of Warner Lambert. Finally, the Proponent's assertions that, in effect, the Company's performance is poor as a result of its acquisition of Warner Lambert at best is an opinion stated as fact and is at worst misleading because as he does not demonstrate that corporate performance would have been better absent the Warner Lambert acquisition.

- *Paragraph 3 of the Supporting Statement says, "[b]ased on the current events of Enron and Worldcom, the Board of Directors do not always work in the shareholder's behalf. This is seen in the stock performance after the Warner Lambert purchase."*

This statement is false and misleading in several respects. The Proponent's statement is inflammatory and impugns the Company's reputation because it compares the Company's Board of Directors to those at companies where there have been substantiated allegations of wrongdoing. In addition, it is false and misleading to suggest that events at two companies demonstrate that either the Company's Board of Directors or all boards of directors in general (the statement is vague as to which is intended to be referenced) "do not work in the shareholder's behalf."

- *In addition, as with Paragraph 2 of the Supporting Statement, in Paragraph 3 the Proponent mentions the Warner Lambert transaction.*

These statements regarding the Warner Lambert transaction are false and misleading because they suggest that the Board, in effecting the transaction, somehow acted unscrupulously or in a manner that was deliberately contrary to the interests of the shareholders. The Proponent provides no evidence of such wrongdoing. The invocation of the crises Enron and Worldcom in the same context as the Warner Lambert transaction is false and misleading in violation of Rule 14a-9 because it implies that the Board was guilty of wrongdoing in connection with that transaction, and it suggests to the shareholders that voting in favor of the Proposal somehow will remedy this alleged wrongdoing.

III. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because, If Implemented, It Could Cause the Company to Violate State Law.

A company may exclude a shareholder proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. The Staff has concurred that shareholder proposals that would cause a company to breach outstanding option agreements may be excluded from the company's proxy materials on the grounds that such proposals would cause the company to violate state law. See *Sensar Corporation* (available May 14, 2001) (proposal that could be read to require all outstanding options to be rescinded and replaced with differently priced options excludable under Rules 14a-8(i)(2) and (i)(6)); *Safety 1st, Inc.* (publicly available February 2, 1998). Here, the Proposal would apply to "all stock options to management and Board of Directors." To the extent that the Proposal relates to the outstanding options, implementation of the Proposal would require the Company to modify the terms of the outstanding options unilaterally. Because the outstanding options do not provide for unilateral modification by the Company, such modification would be a breach of the outstanding options, which would be a violation of Delaware law. Consequently, the Proposal, if implemented, would cause the Company to violate Delaware law. Therefore, I believe that the Proposal, to the extent that it relates to the outstanding options, may be excluded under Rule 14a-8(i)(2).

A company also may exclude a shareholder proposal under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. The Staff has concurred that proposals requiring a company to breach existing obligations may be excluded under Rule 14a-8(i)(6). *See Sensar Corporation* (avail. May 14, 2001). As discussed above, the Proposal, to the extent that it applies to the outstanding options, would require the Company to breach its obligations under the outstanding options. Therefore, I believe that the Proposal, to the extent that it relates to the outstanding options, may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(6).

IV. The Proposal Is Not An Appropriate Matter for Shareholder Action.

If the Commission staff does not concur that the Proposal is otherwise excludable, I believe the Proposal may be excluded pursuant to Rule 14a-8(i)(1). Rule 14a-8(i)(1) permits a proposal to be omitted from management's proxy materials if it is not a proper subject for action by security holders under the laws of the registrant's domicile. The Company is organized under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation law ("DGCL") provides that the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the Board of Directors, unless otherwise provided in this chapter or in its certificate of incorporation or its bylaws. Section 141(b) of the DGCL provides that the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. Section 157(a) of the DGCL gives a corporation the right to create, set the terms of and issue "rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock" and Section 160 of the DGCL gives a corporation authority to purchase or otherwise acquire its own shares. The decision as to whether the corporation should reacquire its shares is one for the discretion of the director. *See* Cheff v. Matthes, 41 Del.Ch 494, 199 A.2d 548 (Del. 1964). Moreover, Section 170 of the DGCL grants the power to declare and pay dividends to the directors and such other persons as may be specified in the certificate of incorporation. Neither the Company's Certificate of Incorporation nor its Bylaws give its shareholders (i) the power to repurchase, redeem or otherwise reacquire shares, (ii) the power to declare dividends or (iii) the power to require that the vote of the directors be included with that of shareholders.

To require shareholder approval for the repurchase of shares, either directly or indirectly through the acquisition of options, contravenes the requirements of Delaware law and unlawfully infringes upon the directors' responsibility under Delaware law to manage the business of the Corporation. Accordingly, as required by Rule 14a-8(j)(2)(iii) and based upon the foregoing, it is my opinion that the Proposal is an improper matter under state law within the meaning of Rule 14a-8(i)(1).

*****

As outlined above, the Proposal and the Supporting Statement contain numerous violations of the Commission's proxy rules, in the form of misstatements, vague statements, and unsubstantiated false and misleading statements. Many of these deficiencies are related to the key elements of the Proposal, and would not easily be extracted, corrected or clarified in order to bring the Proposal into compliance with the proxy rules. The Proposal represents the paradigm of the situation identified in SLB 14 where extensive editing would be necessary to bring the Proposal into compliance with the proxy rules. As such, I believe that the Proposal is excludable in its entirety. In the alternative, I believe that the Proposal and Supporting Statement need to be revised substantially in order to comply with the Commission's proxy rules.

Based upon the foregoing analysis, I respectfully request that the Staff confirm that it will not recommend enforcement action if Pfizer excludes the Proposal of Dennis Breuel from the 2003 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /ku

Margaret M. Foran, Esq.

Attachments

cc: Dennis Breuel

EXHIBIT A

SHAREHOLDER PROPOSAL BY DENNIS BREUEL

RECEIVED
OCT 14 [illegible]
MARGARET M. FORAN

10/9/02

Margaret Foran, V.P + Secretary
Pfizer Corporation
235 East 42nd St
New York, N.Y 10017-5755

RE: Shareholder Proposal

Dear Ms Foran

I own 412 shares of common stock. I intend to hold at least $2,000 in market value of the company's common stock through the date of the 2003 Annual Meeting of shareholders (or Special Meeting if applicable) I wish to present the following shareholder proposal at the next annual meeting (or Special Meeting if applicable)

The shareholders request that the Board of Directors shall make all stock options to management and Board of Directors at no less than the highest stock price, adjusted for stock splits. The options shall contain a buyback provision by the company to limit extravagent gains

Reason 1. The options are exercisable at a stated price over 7 years. Based on the cost of money basis, this represents a significant discount paid by the recipient. The highest price will still allow for a discount and the

[illegible]

2. The current system allows the management to be rewarded for poor performance. because they would be allowed to purchase shares at a Lower price. This is seen in the purchase of Warner Lambert. The management stated that shareholder value would be enhanced. What has the performance been?

3. Based on the current events at Enron and Worldcom, the Board of Directors do not always work in the shareholder behalf. This is seen in the stock performance after the Warner Lambert purchase.

4. The buyback provision will allow the company to repurchase the shares at a price where the cost to the shareholder can be determined. The price will reflect a normal return to the management if the goals are attained. This buyback provision is already established in the selling of bonds.

Please address correspondence to

Dennis Breuel
1161 Ridgefield Ave
Point Pleasant, N.J 08742

Sincerely
Dennis Breuel

RECEIVED

2003 JAN -7 PM 12:05

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 28,2002

U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth St., NW
Washington, DC 20549

RE: Shareholder Proposal rejected by Pfizer from Dennis Breuel

Dear Ladies and Gentleman

This letter and the attachments are presented to dispute the company's exclusion of the shareholder proposal.

In the company's response to you, several statements were made that are due comment.

1. The company states that the shareholder has no basis for asserting that the term of a company option reflects a discount based on the cost of money.

An option is a right to purchase stock at a specified price at a point up to 10 years. The option has a market and an interest rate risk. The dollar earned today is worth more than a dollar paid in 10 years. Inflation and other factors reduce the value of a dollar.

In essence, the option price does not return the same dollars, based on the time value of money, after 10 years. This difference represents the discount offered to the senior management of the company. The option price should be higher to offset the substantial discount based on the time value of money, from inflation and other factors.

2. The company states that the shareholder statement does not support that existing stock options reward poor performance. The company states that,"if the stock price declines because of poor performance, after options are granted, those options have no value and management receives no benefit". The company also stated that the shareholder fails to demonstrate any casual connection demonstrating a link between the price of management stock options and the company's purchase of Warner Lambert.

The option price is based on the market price of the companies' common stock at the date of grant. The market price is based on the actions of the management in performing its duties. The management can mismanage the assets of the company for a brief period of time and that could result in a decline in the company stock. The management would be provided with options at the lower stock price for inferior performance. When the management decides to show normal earnings performance, the management is rewarded with the lower priced stock options.

As noted earlier, the stock options are exercisable for up to 10 years. Poor performance after one year does not make the options worthless because they can be exercise over a period of 10 years. The purchase of Warner Lambert was in 11/99. According to the Business Week article of 10/14/02 titled "Why most Big Deals don't payoff", the return of Pfizer compared to the S & P peers was a negative return of 12% initially and 1% after 1 year. For this return, Pfizer paid a premium of 29.7 % over the market price of Warner Lambert.

In spite of the performance delivered in the Warner Lambert acquisition, stock options were paid to senior management in the following years.

The shareholder proposal would tell management that inferior performance that results in lower stock price will not be used to reward management. Rewards only occur when the price is raised above the highest stock price, adjusted for stock splits, in the company history. The management would be taking the same risk as other long term shareholders to enhance the value of the company.

3. A buyback provision is shown on all bonds. The buyback allows the company to purchase the options at a forward price above the exercise price. The buyback would allow for a reasonable return to the recipient and allow for a determinable expense, if exercised, to the shareholders. If the senior management does a good job in managing the assets of the corporation, the stock price will rise to reward management The proposal did not state the buyback price because the Board of Directors should have the ability to make that determination. The buyback provision would eliminate the senior management from obtaining extravagant rewards that harm the shareholders. The buyback would allow the company to adequately expense the options.

The company states that implementation of the proposal would cause the company to breach existing contractual obligations under existing option awards. The government allowed the companies to reprice stock options that went underwater. Wasn't that a breach of contractual obligation to the shareholders? In order to avoid this conflict, the Board of Directors, in its discretion, can dictate if the buyback provision would affect prior options.

4. The company states that the proposal or supporting documents do not provide any useful guidance on the specifics of the referenced buyback. The company states that the shareholder does not provide any formula for determining the buyback "price" other than that it will reflect a normal return to the management if the goals are attained". The

company also states that "the decision as to whether the corporation should reacquire its shares is one for the discretion of the directors.

The shareholder is allowing the Board of Directors the discretion to provide the terms of the buyback and the discretion to exercise the buyback. The shareholder refers to goals as the targets set to attain the options. The argument that the shareholder does not provides guidance seems to abdicate the responsibilities set for the Board of Directors. This shareholder will provide guidance to the Board of Directors if it wishes to abdicate its responsibilities.

5. The company states that the proposal is vague because of the statement "make all stock options at no less than the highest stock price". If the company wishes guidance, the following can be stated:

A. They can refer to current options granted
B. The highest price can refer to the highest within the last 5 years. Since the purchase of Warner Lambert, the stock prices ranged from 29.76 to 41.58 (1/1/02-12/27/02), 39.85 to 46.12 (1/1/01-12/31/01), 30.69 to 47.00 (1/1/00 – 12/31/00) and 32.44 to 38.50 (11/1/99-12/31/99)

In this case the highest stock price is 47.00 and the options would be at that price until a higher share price is achieved.

It must be noted that the shareholders rights are limited. The shareholders are not granted extensive time or questions at the annual meeting. The Securities and Exchange Commission, in taking rights from the shareholders, must serve as the authority to ask the required questions. This shareholder proposal is a way to look to the interest of the long-term shareholder.

Any questions should be directed to the undersigned at

Dennis Breuel
1161 Ridgefield Ave.
Point Pleasant, NJ. 08742

Sincerely,

Dennis Breuel

Dennis Breuel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

The proposal requests that the board of directors shall make all stock options to management and the board of directors at no less than the "highest stock price" and that the options contain a buyback provision.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor